As filed with the Securities and Exchange Commission on October 17, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

REED ELSEVIER PLC
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
THE NETHERLANDS
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ordinary shares, par value 12.5 pence each, of Reed Elsevier plc	50,000,000 American Depositary Shares	$5.00	$2,500,000	$202.25

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2003, among Reed Elsevier plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.1

Letter Agreement dated as of September 29, 2003, among Reed Elsevier plc, Citibank N.A. and The Bank of New York. - Filed herewith as Exhibit 2.1.

b.2

Form of letter agreement from The Bank of New York to Reed Elsevier plc relating to pre-release activities. -  Filed herewith as Exhibit 2.2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 17, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares, par value 12.5 pence each, of Reed Elsevier plc.

By:

The Bank of New York,
 As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Reed Elsevier plc has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of London, United Kingdom on October 17, 2003.

REED ELSEVIER PLC

By:  /s/ Crispin Davis
Name: Crispin Davis
Title: Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Henry Z. Horbaczewski, Stephen Cowden and Erik Ekker, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of the said attorneys full power to act, with or without the others, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on October 17, 2003.

/s/ Crispin Davis Name: Crispin Davis Executive Director and Chief Executive Officer (Principal Executive Officer)	_____________________________ Name: Mark Elliott Non-Executive Director
/s/ Mark Armour Name: Mark Armour Executive Director and Chief Financial and Accounting Officer (Principal Financial and Accounting Officer)	_____________________________ Name: Cees van Lede Non-Executive Director
/s/ Gerard van de Aast Name: Gerard van de Aast Executive Director	Name: David Reid Non-Executive Director
_____________________________ Name: Andrew Prozes Executive Director	/s/ Lord Sharman of Redlynch, OBE Name: Lord Sharman of Redlynch, OBE Non-Executive Director
_____________________________ Name: Patrick Tierney Executive Director	/s/ Rolf Stomberg Name: Rolf Stomberg Non-Executive Director
/s/ Morris Tabaksblat Name: Morris Tabaksblat Non-Executive Chairman	/s/ Henry Z. Horbaczewski Name: Henry Z. Horbaczewski Authorized U.S. Representative
/s/ John Brock Name: John Brock Non-Executive Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2003, among Reed Elsevier plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

2.1	Letter Agreement dated as of _________, 2003, among Reed Elsevier plc, Citibank N.A. and The Bank of New York.
2.2	Form of letter agreement from The Bank of New York to Reed Elsevier plc relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.